UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-42187

OneStream, Inc.

(Exact name of registrant as specified in its charter)

191 N. Chester Street

Birmingham, Michigan 48009

(248) 650-1490

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*

On April 1, 2026, pursuant to the terms of that certain Agreement and Plan of Merger, dated January 6, 2026, by and among Onward AcquireCo, Inc., a Delaware corporation (“Parent”), Onward Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub I”), Onward Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub II”), OneStream, Inc., a Delaware corporation (“OneStream”), and OneStream Software LLC, a Delaware limited liability company and a subsidiary of OneStream (“OneStream LLC”), (i) Merger Sub I merged with and into OneStream LLC (the “LLC Merger”), with OneStream LLC surviving the LLC Merger as a subsidiary of Parent and (ii) Merger Sub II merged with and into OneStream (the “Company Merger”), with OneStream surviving the Company Merger as a subsidiary of Parent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, OneStream, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 13, 2026

OneStream, Inc.

By:	/s/ Thomas Shea
Name:	Thomas Shea
Title:	Authorized Signatory